Filed by Hycor Biomedical Inc. pursuant to Rule 425 under
the Securities Act of 1933 and deemed filed pursuant to
Rule 14A-12 of the Securities Exchange Act of 1934.
Subject Company: Hycor Biomedical Inc.
Commission File No. 000-11647

FOR IMMEDIATE RELEASE

Contacts:
Reg Jones, Senior Vice President and Chief Financial Officer, (714) 933-3000
Jennifer Beugelmans/Douglas Sherk, EVC Group, (415) 896-6820

HYCOR AND STRATAGENE ANNOUNCE EFFECTIVENESS OF
REGISTRATION STATEMENT RELATING TO THEIR PROPOSED MERGER

GARDEN GROVE and SAN DIEGO, California, April 30, 2004 – Hycor Biomedical Inc. (Nasdaq: HYBD), a developer, manufacturer and marketer of clinical diagnostic instrument systems, reagents and consumables, and privately-held Stratagene Corporation, a leader in the development of innovative technologies that enhance gene discovery and biomedical target identification, today jointly announced that the Securities and Exchange Commission has declared effective the registration statement on Form S-4 relating to the issuance of Stratagene common stock in connection with their proposed merger. The registration statement contains a proxy statement/prospectus, which is expected to be mailed on or about May 3, 2004 to all Hycor stockholders of record as of April 26, 2004.

The merger is subject to the approval of Hycor and Stratagene stockholders and certain other conditions that are described in the proxy statement/prospectus. Hycor stockholders of record as of April 26, 2004 will vote on the merger at a special meeting scheduled for 10:00 a.m., Pacific time, on June 2, 2004, at Hycor’s headquarters in Garden Grove, California. If approved by Hycor and Stratagene stockholders, it is anticipated that the merger will close soon after the Hycor special meeting.

About Hycor Biomedical

Hycor discovers, develops, manufactures and markets diagnostic products for a variety of human medical conditions. These products include high quality automated instrument and reagent systems that use blood samples to test for more than 1,000 different allergies and autoimmune disorders, and urinalysis controls and disposable products under the KOVA® brand, the market leader in standardized microscopic urinalysis. Hycor products are used by physicians and clinical laboratories all over the world to provide accurate, reliable test results. Headquartered in Garden Grove, California with facilities in Germany and Scotland, Hycor employs 152 people worldwide and serves customers in more than 50 countries.

About Stratagene

Stratagene develops innovative products for life science research. Stratagene supports advances in science by inventing, manufacturing and distributing products that simplify, accelerate and improve research. Since 1984, Stratagene’s products have been used throughout the academic, industrial, and government research sectors in fields spanning molecular biology, genomics, proteomics, drug discovery and toxicology.

Additional Information About the Merger

Stratagene has filed a registration statement on Form S-4 with the Securities and Exchange Commission in connection with the merger, which contains a proxy statement/prospectus. This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities of Hycor or Stratagene. The proposed transaction will only be effected through the proxy statement/prospectus. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE MERGER. The proxy statement/prospectus is available free of charge on the SEC website at www.sec.gov. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

The officers and directors of Hycor and Stratagene may have interests in the merger, some of which may differ from, or may be in addition to, those of the stockholders of Hycor and Stratagene generally. In addition, Hycor and its directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from stockholders in connection with the proposed transaction. Information about the directors and executive officers of Hycor and Stratagene and the interests they may have in the merger is included in the proxy statement/prospectus. In addition to the proxy statement/prospectus, Hycor files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. These filings are also available at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Forward-Looking Statements

This press release contains forward-looking statements, including Hycor’s and Stratagene’s beliefs about their combined business prospects and future results of operations. These statements involve risks, uncertainties and assumptions. Among the important additional factors that could cause actual results to differ materially from those forward-looking statements are risks associated with the ability to conclude the proposed transaction, the tax-free status of the proposed transaction, the number of shares outstanding after the merger, the targeted closing date of the merger, the overall economic environment, the impact of competitive products and pricing, product demand both domestically and overseas, market receptiveness to new product launches, extended manufacturing difficulties, regulatory issues, currency fluctuations, changes in the anticipated revenues and earnings of the companies and other factors detailed in Hycor’s filings with the Securities and Exchange Commission including recent filings of Forms 10-K and 10-Q. In addition, the factors underlying combined company forecasts are dynamic and subject to change and, therefore, those forecasts speak only as of the date they are given. The companies do not undertake to update them, however, they may choose from time to time to update them, and, if they should do so, they will disseminate the update to the investing public. The proposed transaction is subject to closing conditions, including regulatory and shareholder approvals and no assurances can be given that such conditions will be satisfied.

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